Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON ESTIMATED LOSS IN THE RESULTS FOR THE FIRST HALF OF 2022

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS FOR THIS PERIOD

(I)	Period covered by the estimated results

1 January 2022 to 30 June 2022 (the “Reporting Period”)

(II)	Estimated Results

1.

Based on preliminary financial information prepared by the finance department of the Company, the Company expects to record a loss in the first half of 2022, and a net loss attributable to shareholders of the Company of approximately RMB10.2 billion to RMB12.1 billion.

2.	The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company in the first half of 2022 is estimated to be approximately RMB10.3 billion to RMB12.5 billion.

3.	The financial figures relating to the estimated results for the Reporting Period are only based on preliminary estimates, and have not been audited by certified public accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

(I)	The net loss attributable to shareholders of the Company: RMB4.688 billion. The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company: RMB4.8 billion.

(II)	Loss per share: RMB0.30.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS IN RESULTS FOR THIS PERIOD

During the Reporting Period, the domestic civil aviation industry was affected by multiple shocks such as repeated impact of pandemic, high oil prices, and the depreciation of the Renminbi. In the first half of 2022, the Company’s passenger capacity and revenue passenger kilometers decreased by 34.3% and 42.6%, respectively, as compared with the corresponding period in last year, and decreased by 54.8% and 64.8%, respectively, as compared with the first half of 2019.

In the face of the complex and severe external situation, the Company adhered to the general principle of seeking progress while maintaining stability, and made every effort to respond to various challenges, and has done a good job in epidemic prevention and control and safe production and operation, and strived to minimize adverse effects. However, affected by multiple factors such as the epidemic, the operating performance of the Company in the first half of 2022 continued to loss.

IV.	RISK WARNINGS

There is no other substantial uncertainty which may affect the accuracy of the estimated results of the Company.

V.	OTHER EXPLANATORY MATTERS

The data set out in this announcement is only preliminary accounting data. The specific and accurate financial data should be those to be officially disclosed in the 2022 interim report of the Company. Investors are advised to pay attention to such investment risks involved.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

15 July 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

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